Filing under Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities  Exchange Act of 1934

Filing by: Northern Star Investment Corp. II

Subject Company: Northern Star Investment Corp. II

Related Registration Statement File No.: 333-255120

NORTHERN STAR INVESTMENT CORP. II

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue, 11th Floor

New York, NY 10174

NOTICE OF

SPECIAL MEETING

TO BE HELD ON JUNE 29, 2021

***Full Proxy Statement/Prospectus, Proxy Card, and Voting Instructions will follow as soon as available***

TO THE STOCKHOLDERS OF NORTHERN STAR INVESTMENT CORP II:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Northern Star Investment Corp. II (“Northern Star” or, after the completion of the transactions described herein, “New Apex”), a Delaware corporation, will be held at 2:00 p.m. eastern time, on June 29, 2021. Due to health concerns stemming from the COVID-19 pandemic, and to support the health and well-being of our stockholders, the special meeting will be a virtual meeting, held solely over the Internet by means of a live audio webcast. You are cordially invited to attend and participate in the special meeting accessing the meeting web portal located at https://www.virtualshareholdermeeting.com/NSTB2021SM. The special meeting will be held for the following purposes:

(1)

Proposal No. 1—The Business Combination Proposal—to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Reorganization, dated as of February 21, 2021 (the “Merger Agreement”), by and among Northern Star, NSIC II-A Merger LLC, a Delaware limited liability company and wholly owned subsidiary of Northern Star (“Merger Sub I”), NSIC II-B Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Northern Star (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”), Apex Fintech Solutions LLC (f/k/a Apex Clearing Holdings LLC), a Delaware limited liability company (“Apex Fintech” or “AFS”) and, solely for the purposes of Section 5.21 therein, PEAK6 Investments LLC, a Delaware limited liability company (“PEAK6”), as amended by Northern Star, Merger Sub I, Merger Sub II and AFS on April 7, 2021, a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated thereby (the “Business Combination”), including (i) the merger of Merger Sub I with and into Apex Fintech (the “Initial Merger”), with Apex Fintech surviving as a wholly owned subsidiary of Northern Star (the “Initial Surviving Company”); (ii) immediately following the Initial Merger and as part of a single integrated transaction as the Initial Merger, the merger of the Initial Surviving Company with and into Merger Sub II (the “Final Merger” and, together with the Initial Merger, the “Mergers”), with Merger Sub II surviving as a wholly owned subsidiary of Northern Star; and (iii) the issuance of shares of Class A Common Stock of Northern Star to Apex Fintech’s members in the Initial Merger—we refer to this proposal as the “business combination proposal”;

(2)

Proposal No. 2—The PIPE Proposal—to consider and vote upon a proposal to approve the issuance of an aggregate of 45,000,000 shares of New Apex common stock in a private placement at a price of $10.00 per share, for an aggregate purchase price of $450,000,000 (the “PIPE Transaction”), the closing of which is subject to certain conditions, including, among other things, the substantially concurrent closing of the Mergers—we refer to this proposal as the “PIPE proposal”;

(3)	The Charter Proposals—to consider and vote upon separate proposals to approve the amendment and restatement of Northern Star’s current amended and restated certificate of incorporation to:

(i)	change the name of Northern Star to “Apex Fintech Solutions, Inc.”, as opposed to the current name of “Northern Star Investment Corp. II” (Proposal No. 3);

(ii)

increase the number of shares of common stock Northern Star is authorized to issue to 1,300,000,000 shares, as opposed to the current number of 150,000,000 shares, and to remove the provisions for Northern Star’s current Class B Common Stock (the shares of which will all convert into shares of Class A Common Stock in connection with the Business Combination) so that the Class B Common Stock will cease to exist and Northern Star will have a single class of common stock (Proposal No. 4);

(iii)

remove the right of stockholders of Northern Star to act without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding common stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of common stock were present and voted (Proposal No. 5);

(iv)

add supermajority voting provisions applicable after such time as PEAK6 Investments LLC (“PEAK6”), PEAK6 Group LLC (“PEAK6 Group”) and their respective affiliates no longer beneficially own more than 50% of the then outstanding shares of the capital stock of New Apex, requiring the affirmative vote of the holders of 75% of the voting power of all of the then outstanding shares of the capital stock of New Apex to amend certain provisions of the certificate of incorporation and to adopt, amend or repeal any provision of the bylaws (Proposal No. 6); and

(v)

remove the various provisions applicable only to special purpose acquisition companies (such as the obligation to dissolve and liquidate if a business combination is not consummated within a certain period of time) and make certain other immaterial changes that the Northern Star board deems appropriate (Proposal No. 7)—we refer to Proposals 3, 4, 5, 6 and 7, collectively, as the “charter proposals”;

(4)

Proposal No. 8—The Director Election Proposal—to elect six directors who, upon the closing of the Business Combination, will be the directors of New Apex—we refer to this proposal as the “director election proposal”;

(5)

Proposal No. 9—The Incentive Equity Plan Proposal—to consider and vote upon a proposal to approve the 2021 Incentive Equity Plan (the “2021 Plan”), which is an incentive compensation plan for employees and other service providers of Northern Star and its subsidiaries, including, after the Mergers, Apex Fintech and its subsidiaries—we refer to this proposal as the “incentive plan proposal”; and

(6)

Proposal No. 10—The Adjournment Proposal—to consider and vote upon a proposal to adjourn the special meeting to a later date or dates if it is determined by the officer presiding over the special meeting that more time is necessary for Northern Star to consummate the Mergers and the other transactions contemplated by the Merger Agreement—we refer to this proposal as the “adjournment proposal.”

We also will transact any other business as may properly come before the special meeting or any adjournment or postponement thereof.

Northern Star will send you the proxy statement/prospectus containing additional information about the proposals to be presented for a vote at the special meeting, along with a proxy card and instructions on how to submit a proxy. When available, we urge you to read the proxy statement/prospectus, proxy card, and instructions carefully.

Only holders of record of Northern Star’s Class A and Class B common stock (collectively, “Northern Star common stock”) at the close of business on June 4, 2021 (the “record date”) are entitled to notice of the special meeting and to vote and have their votes counted at the special meeting and any adjournments or postponements of the special meeting.

After careful consideration, Northern Star’s board of directors has determined that each of the business combination proposal, the PIPE proposal, the charter proposals, the election of the six nominees identified in this proxy statement/prospectus to serve as directors, the incentive plan proposal and the adjournment proposal is fair to and in the best interests of Northern Star and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the business combination proposal, “FOR” the PIPE proposal, “FOR” each of the charter proposals, “FOR” the election of the six director nominees identified in this proxy statement/prospectus, “FOR” the incentive plan proposal and “FOR” the adjournment proposal, if presented. When you consider the recommendations of Northern Star’s board of directors, you should keep in mind that Northern Star’s directors and officers may have interests in the Business Combination that conflict with, or are different from, your interests as a stockholder of Northern Star. See the section entitled “The Business Combination Proposal—Interests of the Sponsor and Northern Star’s Directors and Officers in the Business Combination.”

The closing of the Business Combination is conditioned on approval of the business combination proposal, the PIPE proposal, the charter proposals, the incentive plan proposal and the director election proposal. If any of the proposals is not approved and the applicable closing condition in the Merger Agreement is not waived, the remaining proposals will not be presented to stockholders for a vote.

All Northern Star stockholders are cordially invited to attend and participate in the special meeting by accessing the meeting web portal located at https://www.virtualshareholdermeeting.com/NSTB2021SM. To ensure your representation at the special meeting, however, you are urged to complete, sign, date and return the proxy card that will be sent to you as soon as possible. If you are a holder of record of Northern Star common stock on the record date, you may also cast your vote at the special meeting. If your Northern Star common stock is held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or attend the special meeting (which may require you to obtain a proxy from your broker or bank).

A complete list of Northern Star stockholders of record entitled to vote at the special meeting will be available for ten days before the special meeting at the principal executive offices of Northern Star for inspection by stockholders during business hours for any purpose germane to the special meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the special meeting virtually or not, please complete, sign, date and return the proxy card that will be sent to you as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly voted and counted.

If you have any questions or need assistance voting your common stock, please contact D.F. King & Co., Inc., our proxy solicitor, by calling (800) 290-6428, or banks and brokers can call collect at (212) 269-5550. Questions can also be sent by email to NSTB@dfking.com. When available, along with this notice of special meeting, the proxy statement/prospectus relating to the Business Combination will be available at https://www.virtualshareholdermeeting.com/NSTB2021SM.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

/s/ Joanna Coles
Joanna Coles Chief Executive Officer

June 18, 2021

ALL HOLDERS (THE “PUBLIC STOCKHOLDERS”) OF SHARES OF NORTHERN STAR CLASS A COMMON STOCK ISSUED IN NORTHERN STAR’S INITIAL PUBLIC OFFERING (THE “PUBLIC SHARES”) HAVE THE RIGHT TO HAVE THEIR PUBLIC SHARES REDEEMED FOR CASH IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION. PUBLIC STOCKHOLDERS ARE NOT REQUIRED TO AFFIRMATIVELY VOTE FOR OR AGAINST THE BUSINESS COMBINATION PROPOSAL, TO VOTE ON THE BUSINESS COMBINATION PROPOSAL AT ALL, OR TO BE HOLDERS OF RECORD ON THE RECORD DATE IN ORDER TO HAVE THEIR SHARES REDEEMED FOR CASH. THIS MEANS THAT ANY PUBLIC STOCKHOLDER HOLDING PUBLIC SHARES MAY EXERCISE REDEMPTION RIGHTS REGARDLESS OF WHETHER THEY ARE EVEN ENTITLED TO VOTE ON THE BUSINESS COMBINATION PROPOSAL.

TO EXERCISE REDEMPTION RIGHTS, HOLDERS MUST TENDER THEIR STOCK TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY, NORTHERN STAR’S TRANSFER AGENT, NO LATER THAN TWO BUSINESS DAYS PRIOR TO THE SPECIAL MEETING. YOU MAY TENDER YOUR STOCK BY EITHER DELIVERING YOUR STOCK CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DEPOSIT WITHDRAWAL AT CUSTODIAN SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “SPECIAL MEETING OF NORTHERN STAR STOCKHOLDERS—REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.